Exhibit 99.1

Next.e.GO Mobile SE - Insolvency Proceedings Expected To Commence On May 1, 2024 - Investor Process To Continue

AACHEN, GERMANY– April 30, 2024 – Next.e.GO Mobile SE (“e.GO”), an innovative German producer of battery electric vehicles, announced that it expects the competent district court of Aachen (Amtsgericht Aachen) to open its insolvency proceedings on May 1, 2024.

With a view to finding solutions for the continued existence of Next.e.GO Mobile SE, discussions are currently being held with international interested parties. In coordination with all key parties involved in the proceedings, the investor process will continue after the opening of the insolvency proceedings on May 1, 2024.

Background:

Next.e.GO Mobile SE, a wholly-owned subsidiary and major asset of the listed company Next.e.GO N.V. (Nasdaq: EGOX), filed an application for the opening of insolvency proceedings with the competent district court of Aachen, Germany, on March 08, 2024. The court appointed the insolvency lawyer Dr. Claus-Peter Kruth from AndresPartner as preliminary insolvency administrator. Since then, the preliminary insolvency administrator has reviewed the company's economic situation, initiated discussions with all key stakeholders and is currently continuing ongoing discussions with investors.

About e.GO

Headquartered in Aachen, Germany, e.GO designs and manufactures battery electric vehicles for the urban environment, with a focus on convenience, reliability and affordability. e.GO has developed a disruptive solution for producing its electric vehicles using proprietary technologies and low cost MicroFactories, and has vehicles already on the road today. e.GO is helping cities and their inhabitants improve the way they get around and is making clean and convenient urban mobility a reality. Visit https://www.e-go-mobile.com/ to learn more.

Contacts

Public Relations

Lilienthalstraße 1

52068 Aachen, Germany

presse@e-go-mobile.com